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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/6/02 TV

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.C. SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

SEC RECEIVED MAR 04 2002 PROCESSING SECTION 143 WASH. D.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 THIRD AVENUE, 5TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN COLES 212 451-9144
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – of individual, state last, first, middle name)

787 Seventh Avenue (Address) New York (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

)ATH OR AFFIRMATION

STEPHEN COLES, swear (or affirm) that, to the est of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of R.C. SECURITIES INC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company ıor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a ;ustomer, except as follows:

NONE.

Before me at London, England this 26 February 2002

Saville & Co.
Notaries Public
Princes House
95 Gresham Street
London EC2V 7NA
Telephone: +44 (0)20 7920 0000
Fax: +44 (0)20 7920 0088

Signature

FIN OP.

Title

Notary Public

My Commission expires at Death

Notary Public, London, England (Ella E. Imison)

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RC Securities, Inc.

Statement of Financial Condition

December 31, 2001

Contents



■ Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholder of RC Securities, Inc.

We have audited the accompanying statement of financial condition of RC Securities, Inc. (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RC Securities, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 25, 2002

RC Securities, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 692,828
Receivables from clearing broker, net	249,231
Due from affiliate	801,184
Fixed assets, net	108,216
Other assets	29,060
Total assets	$ 1,880,519
Liabilities and stockholder's equity	
Liabilities:	
Due to affiliate	$ 294,909
Accounts payable and accrued expenses	67,170
Income taxes payable	112
	362,191
Total stockholder's equity	1,518,328
Total liabilities and stockholder's equity	$ 1,880,519

See notes to statement of financial condition.

RC Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2001

1. Organization

RC Securities, Inc. (the "Company") operates as a fully disclosed broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD"). The Company is a wholly-owned subsidiary of Renaissance UK Holdings Limited (the "Parent"), a UK registered securities broker, which is a wholly-owned subsidiary of Renaissance Capital Holdings Limited ("RCHL"). RCHL is primarily engaged in the Russian and CIS financial markets and provides a full range of financial services to a diverse group of clients. RCHL is incorporated in Hamilton, Bermuda.

The Company is engaged principally in the purchase and sale of American Depository Receipts and Global Depository Receipts linked to the Russian equity market. The Company provides a foreign affiliate with access to major financial institutions primarily located in the United States and Latin America. All trades are executed on a riskless principal basis. In exchange for these services, the Company earns commission and investment advisory fees from its affiliate.

2. Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Securities Transactions

Securities transactions and related income and expenses are recorded on a trade date basis.

2. Accounting Policies (continued)

Fixed Assets

Furniture, equipment and computer software are carried at cost and are depreciated on a straight-line basis using the estimated useful lives of the respective assets, ranging from three to five years.

Leasehold improvements are being amortized on a straight-line basis over the lesser of the estimated useful life of the improvement or the term of the lease.

Income Taxes

The Company accounts for taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are determined based upon differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to effect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

3. Net Capital Requirement

The Company is a member of the NASD, and is subject to the Securities and Exchange Commission's ("SEC") Uniform net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Pursuant to the Company's agreement with the NASD, the Company must maintain 120% of its minimum net capital requirement. At December 31, 2001, the Company had net capital of $580 thousand, which was $480 thousand in excess of its required net capital of $100 thousand. The Company's ratio of aggregate indebtedness to net capital was approximately .62 to 1 at December 31, 2001.

4. Receivables from Clearing Broker, Net

Amounts receivable from the clearing broker at December 31, 2001, consist of the following:

Cash deposit with clearing broker	$	200,000
Net receivable for unsettled trades		5,807
Other receivables		43,424
	$	249,231

The Company clears all proprietary and customer trades on a fully disclosed basis through its clearing broker Pershing, a division of Donaldson, Lufkin and Jenrette. In the normal course of business the Company will have unsettled securities transactions, which normally settle in three business days. Receivables and payables for unsettled securities transactions are recorded net within the accompanying Statement of Financial Condition.

5. Fixed Assets

Fixed assets at December 31, 2001 consist of the following:

Equipment	$ 105,486
Leasehold improvements	23,295
Computer software	12,175
Furniture and fixtures	2,198
	143,154
Less accumulated depreciation	(34,938)
	$ 108,216

6. Income Taxes

The Company uses different methods and estimated useful lives for depreciating fixed assets for financial reporting than for income tax purposes. In addition, the Company has capitalized organization costs for tax purposes that have been expensed for financial statement purposes. The tax effects of these timing differences are provided for as deferred taxes. At December 31, 2001, the net operating losses and timing differences, net of the valuation allowance, have been recognized as deferred tax assets and liabilities.

6. Income Taxes (continued)

At December 31, 2001, the net deferred tax asset consists of the following components:

Deferred tax assets	$ 182,780
Deferred tax liabilities	(44,940)
Valuation allowance	(137,840)
Net deferred tax asset	$ –

7. Related Party Transactions

The Company earns commission and investment advisory fees for extending an affiliate's Russian equity sales activities in both the United States and Latin American markets. At December 31, 2001, the Company was owed $801,184 related to these fees and is reflected on the Statement of Financial Condition as due from affiliate.

A different foreign affiliate provides various management, accounting and administrative services on the Company's behalf. At December 31, 2001, the management fee payable for these services is reflected on the Statement of Financial Condition as due to affiliate.

8. Commitments, Contingent Liabilities and Concentration of Credit Risk

The Company leases office space under an operating sublease expiring in November 2003. Minimum future rental payments under the lease as of December 31, 2001 for each of the next two years and in aggregate are:

Year ended December 31:	
2002	$ 68,340
2003	62,645
Total minimum future payments	$130,985

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

8. Commitments, Contingent Liabilities and Concentration of Credit Risk (continued)

In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. During the year ended December 31, 2001, the Company did not introduce any customer transactions to its clearing broker. All trades executed during 2001 were done so on a principal basis.

In addition, all of the Company's principal trades are transacted pursuant to this clearance agreement.

The Company maintains its cash balances with one financial institution and its clearing broker. The balances held at both locations are in excess of federal insurance limits.

9. Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards No. 107 approximate the carrying amounts presented in the Statement of Financial Condition.